[redacted]

08025269

AO
1/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 01, 2006 (MM/DD/YY) AND ENDING November 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Main Street, Suite 430
(No. and Street)

Concord, Massachusetts 01742
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eleanor R. Cornish 978-341-1320 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti and Andronico
(Name – if individual, state last, first, middle name)

1 Highwood Drive, Tewksbury, MA 01876
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 31 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section
JAN 29 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/30

OATH OR AFFIRMATION

I, Eleanor R. Cornish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPIM Securities, LLC, as of November 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH P. WILLIAMS
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires July 20, 2012

Signature

Legal Counsel

Title

Middlesex MA 1/28/08

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To the Member and Manager
CPIM Securities, LLC
100 Main Street, Suite 430
Concord, Massachusetts 01742

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of CPIM Securities, LLC (the "LLC") as of November 30, 2007, and the related statements of income and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPIM Securities, LLC as of November 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 28, 2008

November 30		2007
Assets		
Current Assets:		
Cash	$	60,397
Prepaid Expenses		8,233
Total Assets	$	68,630
Liabilities and Member's Equity		
Accrued Expenses	$	19,473
Member's Equity:		
Contributed Capital		71,044
Accumulated Deficit		(21,887)
Total Member's Equity		49,157
Total Liabilities and Member's Equity	$	68,630

The accompanying notes are an integral part of these financial statements.

For the Year Ended November 30		2007
Revenue:		
Placement Services	$	130,324
FINRA Rebate		35,000
Total Revenue		165,324
Expenses:		
Management Fees		77,334
Professional Fees		62,204
Regulatory Expenses		13,982
Total Expenses		153,520
Net Income		11,804
Member's Equity, Beginning		37,353
Member's Equity, Ending	$	49,157

The accompanying notes are an integral part of these financial statements.

For the Year Ended November 30		2007
Cash Flows From Operating Activities:		
Net Income	$	11,804
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in Prepaid Expenses		(2,923)
Increase in Accrued Expenses		19,473
Net Cash Provided By Operating Activities		16,550
Net Increase in Cash		28,354
Cash, Beginning		32,043
Cash, Ending	$	60,397

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: CPIM Securities, LLC (the "LLC") which is a wholly-owned subsidiary of Cambridge Place Partners, LLC (the "Parent"), was formed on December 2, 2004 as a Delaware limited liability company. The LLC was registered under the Securities Exchange Act of 1934 as a broker/dealer on January 26, 2007. The LLC provides private placement services in the United States.

Revenue Recognition: The LLC recognizes private placement fees at the time the placement is completed and the income is reasonably determinable.

Cash: The LLC maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as the LLC is a limited liability company under the provisions of the Internal Revenue Code, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

2. Related Party Transactions:

The LLC is a party to a corporate services agreement with Cambridge Place Investment Management, Inc. ("CPIM Inc."), the sole member of the Parent. In accordance with this agreement, certain operating expenses are billed to the LLC based on CPIM Inc.'s estimate of the LLC's utilization of CPIM Inc.'s services. Such expenses for the year ended November 30, 2007 amounted to $77,334.

The LLC's placement agent revenues are earned from Cambridge Place Investment Management, LLP ("CPIM LLP"), which is affiliated through common ownership. Placement agent revenues earned during the year ended November 30, 2007 amounted to $130,324.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital during the initial twelve months of operations commencing as a broker dealer of not less than the greater of 12.5% of aggregate indebtedness or $5,000. As of November 30, 2007, the LLC's net capital amounted to $40,924.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to .48 to 1 as of November 30, 2007.

4. Economic Dependency:

During the year ended November 30, 2007, 100% of the LLC's placement agent revenues were derived from CPIM LLP.

November 30		2007
Aggregate Indebtedness	$	19,473
Member's Equity	$	49,157
Less Nonallowable Assets: Prepaid Expenses		(8,233)
Net Capital		40,924
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	35,924
Ratio of Aggregate Indebtedness to Net Capital		.48 to 1

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to unaudited FOCUS report Part IIA has been presented.

To the Member and Manager
CPIM Securities, LLC
100 Main Street, Suite 430
Concord, MA 01742

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audits of the financial statements and supplemental schedules of CPIM Securities LLC as of November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons,
2. Recordation of differences required by Rule 17a-13 and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MFA

To the Member and Manager
CPIM Securities LLC
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 28, 2008

MFA - Moody, Famiglietti & Andronico

END

M F A

MOODY, FAMIGLIETTI & ANDRONICO